UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)


                                 NEOFORMA, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   640475 10 7
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                                 (CUSIP Number)

                                 Marcea B. Lloyd
                Chief Administrative Officer and General Counsel
                                    VHA Inc.
                         220 East Las Colinas Boulevard
                            Irving, Texas 75039-5500
                                 (972) 830-0000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                    copy to:
                            Nancy A. Lieberman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                             New York, NY 10036-6522
                                 (212) 735-3000
                                January 7, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640475 10 7

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      1.      NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
              OF ABOVE PERSONS (ENTITIES ONLY).

              VHA INC. - (IRS Employer Identification Number 38-2182248)
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      2.      CHECK THE APPROPRIATE BOX IF A (a) / / MEMBER OF A GROUP
              (SEE INSTRUCTIONS) (b) / /
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      3.      SEC USE ONLY

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      4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)

              N/A
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      5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(D) OR 2(E) / /
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      6.      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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NUMBER OF     7.   SOLE VOTING POWER
SHARES
BENEFICIALLY       8,611,217
OWNED BY      -----------------------------------------------------------------
EACH          8.   SHARED VOTING POWER
REPORTING
PERSON WITH   -----------------------------------------------------------------
              9.   SOLE DISPOSITIVE POWER

              8,611,217
              -----------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER

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      11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,611,217
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      12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (SEE INSTRUCTIONS) / /
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      13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              41.55% (BASED ON AN AGGREGATE OF 20,723,423 SHARES OF COMMON STOCK ESTIMATED TO BE OUTSTANDING)
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      14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              CO - Corporation
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



     This Amendment No. 11 (this "Amendment") to the Statement on Schedule 13D filed by VHA Inc., a Delaware corporation ("VHA"), on August 7, 2000, as amended by Amendment No. 1 on October 19, 2000, Amendment No. 2 on February 2, 2001, Amendment No. 3 on September 11, 2003, Amendment No. 4 on September 19, 2003, Amendment No. 5 on January 12, 2005, Amendment No. 6 on April 11, 2005, Amendment No. 7 on April 18, 2005, Amendment No. 8 on July 7, 2005, Amendment No. 9 on October 7, 2005 and Amendment No. 10 on October 12, 2005 (the "Schedule 13D"), relates to the common stock, par value $0.001 per share (the "Common Stock"), of Neoforma, Inc., a Delaware corporation ("Neoforma"). All capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

     On January 7, 2006, Neoforma, VHA and UHC entered into Amendment No. 4 to the Waiver ("Amendment No. 4"). Amendment No. 4 amended the provision of the Waiver, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, scheduled to expire on January 7, 2006 to extend its term until the earlier of
(a) the Effective Time and (b) the date of the termination of the Merger Agreement.

Item 7. Material to be Filed as Exhibits

     References to and descriptions of Amendment No. 4 as set forth herein are qualified in their entirety by reference to the copy of Amendment No. 4 attached hereto in Exhibit 1 and incorporated herein in its entirety where such references and descriptions appear.


Exhibit 1 Amendment No. 4 to Waiver dated January 7, 2006, among Neoforma, Inc., VHA Inc. and University HealthSystem Consortium.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       VHA INC.


                                       By:    /s/ Marcea B. Lloyd
                                              -------------------
                                       Name:  Marcea B. Lloyd
                                       Title: Chief Administrative Officer and
                                              General Counsel

Dated:  January 9, 2006